March 14, 2005

Ms. Angela J. Crane
Reviewing Accountant
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: JDS Uniphase Corporation

Form 10-K for the year ended June 30, 2004; Filed September 16, 2004

Form 8-K Dated January 26, 2005

File No. 000-22874

Dear Ms. Crane:

     This letter responds to your February 1, 2005 letter to Mr. Ronald C. Foster, Executive Vice President and Chief Financial Officer of JDS Uniphase Corporation (the “Company”), regarding the documents referenced above filed with the Securities and Exchange Commission (the “Commission”). The Commission’s inquiry and the Company’s answers to the inquiry have been presented to conform to your letter.

Form 8-K Dated January 26, 2005

Commission Inquiry 1. We note your response to prior comment 9, which addressed presenting non-GAAP financial measures in the form of a non-GAAP condensed consolidated statement of operations. We do not believe that the presentation of a non-GAAP statement of operations is appropriate unless all disclosures required by Item 10(e)(1)(i) of Regulation 8-K are included for each separate non-GAAP measure. Please delete this presentation from all future Form 8-K’s.

As indicated in our previous comment, if you continue to present non-GAAP information, note that Item 12 of Form 8-K, requires that disclosures

Ms. Angela J. Crane
March 14, 2005
Page Two

“furnished” to the Commission include information that complies with the disclosure requirements of paragraph (e)(1)(i) of Item 10 of Regulation S-K. Accordingly, we would expect to see the required reconciliation for each non-GAAP measure and a statement disclosing the reasons why management believes the presentation of the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations. Those disclosures should be specific and substantive in nature. Please confirm that you will revise your Form 8-K’s in future periods to provide all disclosures required by Item 10(e)(1)(i) for each non-GAAP measure presented, and provide us with a sample of your proposed disclosure.

     The Company confirms that it will revise its Form 8-K in future periods to provide all disclosures required by paragraph (e)(1)(i) of Item 10 of regulation S-K for each non-GAAP measure presented.

     The Company now proposes to include for future periods the following disclosure in its Form 8-K:

The Company provides non-GAAP gross margin, non-GAAP operating expense, non-GAAP net loss, non-GAAP net loss per share and non-GAAP EBITDA financial measures as supplemental information regarding the Company’s operational performance. Management evaluates Company-wide segment performance using, among other things, the measures disclosed in this release for the purposes of evaluating the Company’s historical and prospective financial performance, as well as its performance relative to its competitors. Specifically, management uses these items to further its own understanding of the Company’s core operating performance. The Company’s “core operating performance” represents management’s beliefs as to the Company’s performance in the ordinary, ongoing and customary course of its operations. Accordingly, management excludes from “core operating performance” those items, such as those relating to restructuring, investing and non-cash activities, that management does not believe are reflective of such ordinary, ongoing and customary course activities.

The Company believes that providing this information to its investors, in addition to the GAAP presentation, allows investors to see Company results “through the eyes” of management. The Company further believes that providing this information allows Company investors to both better understand the Company’s financial performance and, importantly, to evaluate the efficacy of the methodology and information used by management to evaluate and measure such performance.

Ms. Angela J. Crane
March 14, 2005
Page Three

The non-GAAP adjustments described in this release have historically been excluded by the Company from its non-GAAP measures. The non-GAAP adjustments, and the basis for excluding them, are outlined below:

       RESTRUCTURING ACTIVITIES:

Cost of goods sold, costs of research and development and costs of selling, general and administrative related to restructuring events: The Company has incurred periodic expenses, included in its GAAP presentation of gross margin and operating expenses primarily due to additional depreciation from changes in estimated useful life and the write-down of certain property and equipment that has been identified for disposal but remained in use until the date of disposal, workforce related charges such as retention bonuses and employee relocation costs related to a formal restructuring plan, building costs for facilities not required for ongoing operations, and costs related to the relocation of certain facilities and equipment from buildings which the Company has disposed of or plans to dispose. Management excludes these items, for the purposes of calculating non-GAAP gross margin, non-GAAP operating expenses, non-GAAP net loss, non-GAAP net loss per share and non-GAAP EBITDA, when it evaluates the continuing operational performance of the Company. The Company believes that these items do not reflect expected future gross profits or operating expenses nor does the Company believe that they provide a meaningful evaluation of current versus past core operational performance.

Restructuring expense primarily due to severance and lease costs: The Company has incurred restructuring expenses, included in its GAAP presentation of operating expense, primarily due to workforce related charges such as payments for severance and benefits and estimated costs of exiting and terminating facility lease commitments related to a formal restructuring plan. Management excludes these items, for the purposes of calculating non-GAAP operating expense, non-GAAP net loss, non-GAAP net loss per share and non-GAAP EBITDA, when it evaluates the continuing operational performance of the Company. The Company believes that these items do not reflect expected future operating expenses nor does the Company believe that they provide a meaningful evaluation of current versus past core operational performance.

       INVESTMENT ACTIVITIES:

Gain or loss on sale of available for-sale investments and reduction in the fair value of investments: The Company has sold investments or adjusted the value

Ms. Angela J. Crane
March 14, 2005
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of investments from time to time based on market conditions. The Company’s activities in this respect are included in the Company’s GAAP presentation of net income (loss) and net income (loss) per share. The Company’s core business is not making financial investments in third parties, and such investments do not constitute a material portion of the Company’s assets. Moreover, the amount and timing of gains and losses and adjustments to the value of investments are unpredictable. Consequently, the Company believes that gains or losses on these sales and adjustments to the value of investments are not related to the ongoing core business and operating performance of the Company. Management excludes these items, for the purposes of calculating non-GAAP net loss, non-GAAP net loss per share and non-GAAP EBITDA, when it evaluates the continuing operational performance of the Company. Management believes the GAAP measure is not indicative of the Company’s core operating performance.

Gain or loss on equity method investments: The Company records gains or losses on its equity investments based on our pro-rata share of gains or the net losses of the investment. The Company’s activities in this respect are included in the Company’s GAAP presentation of net income (loss) and net income (loss) per share. The Company’s core business is not making financial investments in third parties, and such investments do not constitute a material portion of the Company’s assets. Moreover, the timing and magnitude of gains or losses are unpredictable, as they are inherently based on the performance of the third party subject of a particular investment. Gains and losses in equity investments are unpredictable, and are primarily dependent on the financial performance of the company in which we have our investment. Management excludes these items, for the purposes of calculating non-GAAP net loss, non-GAAP net loss per share and non-GAAP EBITDA, when it evaluates the continuing operational performance of the Company. Management believes the GAAP measure is not indicative of the Company’s core operating performance.

       NON-CASH ACTIVITES:

Amortization of intangibles from acquisitions: The Company incurs amortization of intangibles, included in its GAAP presentation of operating expense, related to the various acquisitions it has made. Management excludes these items, for the purposes of calculating non-GAAP operating expense, non-GAAP net loss, non-GAAP net loss per share and non-GAAP EBITDA, when it evaluates the continuing operational performance of the Company. The Company believes that eliminating this expense from operating income is useful to investors

Ms. Angela J. Crane
March 14, 2005
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because management believes the GAAP measure, alone, is not indicative of the Company’s core operating expenses and performance.

Reduction of other long-lived assets: The Company incurs costs, included in its GAAP presentation of operating expense, related to the reduction of the carrying value of long-lived assets primarily related to SFAS 144 adjustments. SFAS 144 adjustments typically occur when the financial performance of the business utilizing the affected assets falls below certain thresholds or certain assets are designated as held for sale. Accordingly, SFAS 144 related asset value reductions are non-recurring and generally unpredictable. The Company believes that eliminating this item, for the purposes of calculating non-GAAP operating expense, non-GAAP net loss, non-GAAP net loss per share and non-GAAP EBITDA, is useful to investors. We believe this non-GAAP adjustment will assist investors to compare current versus past performance. The Company’s historical adjustments to the carrying value of certain of its assets under SFAS 144, as well as the methodology used by the Company in assessing the same, are more particularly described in the Company’s quarterly reports on form 10-Q and annual reports on Form 10-K.

Cumulative effect of an accounting change: The Company incurred an expense in the first quarter of fiscal 2004 related to an accounting change. This expense is non recurring and not indicative of the Company’s ongoing core operating performance. Management excludes these items in the period for the six months ended December 31, 2003, for the purposes of calculating non-GAAP net loss, non-GAAP net loss per share and non-GAAP EBITDA, when it evaluates the continuing operational performance of the Company. Management believes the comparable GAAP measures are not indicative of the Company’s core operating performance.

Depreciation expense: The Company incurs depreciation expense in its operating results. The Company’s calculation of non-GAAP EBITDA excludes items as a result of interest, taxes, depreciation and amortization. Management believes non-GAAP EBITDA is indicative of the Company’s core operational cash flow.

     Non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles in the United States. The GAAP measure most directly comparable to non-GAAP gross margin is gross margin. The GAAP measure most directly comparable to non-GAAP operating expense is operating expense. The GAAP measure most directly comparable to non-GAAP net loss is net loss. The GAAP

Ms. Angela J. Crane
March 14, 2005
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measure most directly comparable to non-GAAP net loss per share is net loss per share. The GAAP measure most directly comparable to non-GAAP EBITDA is loss from operations. The Company believes that these GAAP measures alone are not indicative of the Company’s core operating expenses and performance. A reconciliation of each of these non-GAAP financial measures to GAAP information is set forth below.

The following table reconciles the non-GAAP Gross margin, Operating expense, Net loss, Net loss per share, and EBITDA financial measures to GAAP (in millions, except per share amounts):

	Three Months Ended December 31, 2004				Three Months Ended December 31, 2003
	Gross	Operating	Net Loss	EBITDA *	Gross	Operating	Net Loss	EBITDA *
	Margin	Expense			Margin	Expense
Non-GAAP	$30.3	$66.1	$(28.6)	$(25.7)	$33.4	$58.7	$(19.3)	$(14.7)
Cost of goods sold related to restructuring events	(0.5)		(0.5)	(0.5)	(1.3)		(1.3)	(1.3)
Costs of research and development related to restructuring events		0.4	(0.4)	(0.4)		0.3	(0.3)	(0.3)
Costs of selling, general and administrative related to restructuring events		1.4	(1.4)	(1.4)		(0.3)	0.3	0.3
Amortization of intangibles from acquisitions		4.8	(4.8)	(4.8)		3.9	(3.9)	(3.9)
Reduction of other long-lived assets		—	—	—		38.4	(38.4)	(38.4)
Restructuring expense primarily due to severance and lease costs		3.8	(3.8)	(3.8)		9.4	(9.4)	(9.4)
Gain or loss on sale of available for sale investments			2.0				19.6
Reduction in the fair value of investments			(2.7)				(1.1)
Gain or loss on equity method investments			(0.8)				(4.7)
Depreciation expense				(10.1)				(10.6)

GAAP	$29.8	$76.5	$(41.0)	$(46.7)	$32.1	$110.4	$(58.5)	$(78.3)

Non-GAAP Loss per share			$(0.02)				$(0.01)

GAAP Loss per share			$(0.03)				$(0.04)

Shares used in per-share calculation — basic and diluted			1444.1				1435.0

	Six Months Ended December 31, 2004				Six Months Ended December 31, 2003
	Gross	Operating	Net Loss	EBITDA *	Gross	Operating	Net Loss	EBITDA *
	Margin	Expense			Margin	Expense
Non-GAAP	$74.5	$126.6	$(42.7)	$(31.6)	$66.4	$121.0	$(32.8)	$(33.4)
Cost of goods sold related to restructuring events	$(1.8)		$(1.8)	$(1.8)	$(2.5)		$(2.5)	$(2.5)
Costs of research and development related to restructuring events		$0.4	$(0.4)	$(0.4)		$0.9	$(0.9)	$(0.9)
Costs of selling, general and administrative related to restructuring events		$2.6	$(2.6)	$(2.6)		$2.5	$(2.5)	$(2.5)
Amortization of intangibles from acquisitions		$9.5	$(9.5)	$(9.5)		$7.8	$(7.8)	$(7.8)
Reduction of goodwill			$—	$—		$—	$—	$—
Reduction of other long-lived assets		$4.5	$(4.5)	$(4.5)		$43.3	$(43.3)	$(43.3)
Restructuring expense primarily due to severance and lease costs		$9.1	$(9.1)	$(9.1)		$5.8	$(5.8)	$(5.8)
Gain or loss on sale of available for sale investments			$2.3				$20.2
Reduction in the fair value of investments			$(5.0)				$(2.3)
Gain or loss on equity method investments			$(3.7)				$(5.9)
Cumulative effect of an accounting change							$(2.9)
Depreciation expense				$(20.5)				$(21.2)

GAAP	$72.7	$152.7	$(77.0)	$(80.0)	$63.9	$181.3	$(86.5)	$(117.4)

Non-GAAP Loss per share			$(0.03)				$(0.02)

GAAP Loss per share			$(0.05)				$(0.06)

Shares used in per-share calculation — basic and diluted			1443.9				1434.7

* EBITDA (earnings before interest, taxes, depreciation and amoritization) reconciles to Loss from operations

Ms. Angela J. Crane
March 14, 2005
Page Seven

     The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosures in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please do not hesitate to contact me should you wish to discuss the foregoing or should you have any questions or comments.

Yours truly,
/s/ Dave Vellequette
Dave Vellequette
Vice President, Operations Controller Primary Financial Officer

cc:	Kevin J. Kennedy, Chief Executive Officer
Joseph Passarello, Vice President and Corporate Controller
Christopher S. Dewees, Senior Vice President and General Counsel
Stephen E. Almassy, Partner, Ernst & Young LLP
Bruce D. Day, Chairman, Audit Committee JDS Uniphase